UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

KIMBALL INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Indiana	0-3279
(State or other jurisdiction of incorporation)	(Commission File Number)
1600 Royal Street Jasper, Indiana (Address of Principal Executive Offices)	47546-2256 (Zip Code)

Timothy J. Wolfe
Executive Vice President, Chief Financial Officer
(812) 482-1600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Kimball International, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2022 to December 31, 2022.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.kimballinternational.com/conflict-minerals.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.
SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

None.

SECTION 3 - EXHIBITS

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report of Kimball International, Inc.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KIMBALL INTERNATIONAL, INC.

By:	/s/ TIMOTHY J. WOLFE
Name:	Timothy J. Wolfe
Title:	Executive Vice President, Chief Financial Officer

Dated: May 26, 2023